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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
MAY 28 2004
WASH. DC SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-5761

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2003 (MM/DD/YY) AND ENDING March 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Hutchinson, Shockey, Erley & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
222 West Adams Street, Suite 1700
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nancy L. Meier 312-443-1560
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson (Address) Chicago (City) IL (State) 60601 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 10 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Nancy L. Meier, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting supplemental schedules pertaining to the firm of Hutchinson, Shockey, Erley & Co. as of March 31, 2004, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Nancy L. Meier 05/21/04

Signature Date

CHIEF FINANCIAL OFFICER

Title

Carmen Trevino

Notary Public

OFFICIAL SEAL
CARMEN TREVINO
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/25/08

Hutchinson, Shockey, Erley & Co.

(SEC I.D. No. 8-5761)

Statement of Financial Condition as of
March 31, 2004 and
Independent Auditors' Report and
Supplemental Report on Internal Control

File pursuant to rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

HUTCHINSON, SHOCKEY, ERLEY & CO.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
( )	(c)	Statement of Income
( )	(d)	Statement of Cash Flows
( )	(e)	Statement of Changes in Shareholders' Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)
(x)		Notes to Financial Statements
( )	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (Not Applicable)
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (Not Applicable)
(x)	(l)	An Oath or Affirmation
( )	(m)	Copy of the SIPC Supplemental Report (Not Required)
(x)	(n)	A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)



Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Hutchinson, Shockey, Erley & Co.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Hutchinson, Shockey, Erley & Co. (the "Company") as of March 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Hutchinson, Shockey, Erley & Co. at March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 21, 2004

HUTCHINSON, SHOCKEY, ERLEY & CO.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2004

ASSETS

CASH	$ 2,393,481
DEPOSIT WITH CLEARING ORGANIZATION	100,000
ACCRUED INTEREST RECEIVABLE	242,064
TRADING SECURITIES—At market value	25,392,302
OFFICE FURNISHINGS AND EQUIPMENT—At cost less accumulated depreciation of $1,712,851	762,508
OTHER ASSETS	889,903
TOTAL ASSETS	$29,780,258

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Collateralized loans	$ 9,300,000
Payable to clearing organization	3,275,633
Accrued expenses and other liabilities	8,765,896
Total liabilities	21,341,529
SHAREHOLDERS' EQUITY:	
Common stock—$1 par value; authorized 15,000 shares; 13,500 shares issued and outstanding	13,500
Paid-in capital	1,468,489
Retained earnings	6,956,740
Total shareholders' equity	8,438,729
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$29,780,258

See notes to financial statements.

HUTCHINSON, SHOCKEY, ERLEY & CO.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Hutchinson, Shockey, Erley & Co. (the "Company") deals in fixed income municipal debt securities as either an underwriter or broker. Its customers are composed primarily of banks and other financial institutions.

The accounting records of the Company are maintained in accordance with accounting principles generally accepted in the United States of America. A summary of the significant accounting policies utilized by the Company is as follows:

- Security transactions are recorded in customer accounts on settlement date. Proprietary positions are recorded on trade date, with the receivable and payable on unsettled transactions recorded on a net basis on the statement of financial condition. The total unsettled regular way and delayed delivery transactions net to payables of $841,000 and $2,435,000, respectively, at March 31, 2004. These amounts are included in payable to clearing organization on the statement of financial condition.

- Depreciation on office furnishings, fixtures, and computer hardware are provided on a double declining-balance basis over 7 years. Leasehold improvements are amortized on a double declining-balance basis using the estimated useful lives of the assets. Software developed for internal use is capitalized along with purchased software and is amortized on a double declining-balance basis over 5 years.

- Trading securities are carried at market value.

- Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to tax carryforwards and temporary differences in the timing of the recognition of income and expense for tax and financial reporting purposes. Temporary differences arise from differences between the book basis and tax basis of the Company's assets and liabilities which are expected to reverse at some future date.

- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

- In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.* FIN 46 addresses the consolidation by a business enterprise that is the primary beneficiary of a variable interest entity. This Interpretation, as revised, is effective for periods ending after December 15, 2003. The Company determined it does not have an interest in a variable interest entity, as defined within this Interpretation and therefore, this Interpretation has no impact on the Company's Statement of Financial Condition at March 31, 2004.

- In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 ("SFAS No. 150"), *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances), including certain instruments which were previously classified as equity. The Securities Exchange Commission Division of Market Regulation issued a No-Action Letter dated February 19, 2004 which provided relief from the Net Capital ramifications of SFAS No. 150 for the year ending March 31, 2005. The Company is currently amending its Stock Repurchase Agreement to eliminate the mandatory redemption provisions related to its common stock. After such amendments, the Company does not expect the adoption of SFAS No. 150 to have a material impact on the Company's Statement of Financial Condition.

2. COLLATERALIZED LOANS

Collateralized loans represent borrowings from a bank, payable on demand, made at the market rate of interest available to brokers and dealers, and are collateralized by trading securities (none of which are pledged as defined by Statement of Financial Accounting Standards No. 140). The Company currently has an available line of credit of $45,000,000 that allows for advances in excess of this amount if needed and agreed to by the bank. The average and maximum borrowings during the year were $27,270,000 and $57,000,000, respectively. During the year, the interest rate charged on borrowings under the line ranged from 2.338% to 2.775% and the interest rate at March 31, 2004 was 2.463%.

3. LEASE AGREEMENTS

The Company has operating lease agreements covering its Chicago, Milwaukee, and Phoenix offices with leases through June 2015, September 2008, and September 2006 respectively.

The following is a schedule by years of future approximate minimum rental payments, excluding escalation charges and other operating costs, required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of March 31, 2004:

Fiscal Year Ending March 31	Minimum Lease Payment
2005	$ 321,271
2006	376,493
2007	357,601
2008	337,774
2009	322,550
Later years	1,720,201
Total	$3,435,890

4. CAPITAL STOCK AND STOCK REPURCHASE AGREEMENTS

All shareholders are parties to stock purchase agreements (the "Agreements") which provide that the Company has the right of first refusal in the event that a shareholder has an offer to sell his or her stock in the Company. In the event of a shareholder's retirement, disability, death or termination, the shareholder's stock is to be offered for repurchase by the Company, which must repurchase such shares unless the Company elects to permit the remaining employees to purchase such shares proportionately. The purchase price of stock is based on book value, as defined in the Agreements.

Certain employees obtained bank loans collateralized by 1,375 shares of the Company's common stock. Under the terms of these loan agreements (which mature on various dates ranging from June 8, 2004 through July 25, 2006), in the event of default on the loans or interest payments, the employees are obligated to offer the shares to the Company for repurchase. In the case of default, the Company or a designated employee would repurchase the pledged shares and remit to the bank the lesser of the unpaid loan principal balance plus accrued interest ($553,621 and $15,187, respectively, as of March 31, 2004) or the shares' current book value, as defined in the Agreements. If the shares' current book value exceeds the unpaid principal, the employees are to receive the excess.

The repurchase of shares by the Company may be limited by the net capital rules of the Securities and Exchange Commission ("SEC").

5. REGULATORY REQUIREMENTS

The Company is subject to the uniform net capital rule promulgated by the SEC which requires that the ratio of "aggregate indebtedness" to "net capital" (as those terms are defined by the rule) not exceed 15 to 1. At March 31, 2004, the Company's net capital, as defined, was $5,477,973, its required net capital was $584,393 and its ratio of aggregate indebtedness to net capital was 1.60 to 1.

Pursuant to SEC Rule 15c3-3, the Company had $150,000 deposited in a special reserve bank account for the exclusive benefit of customers.

6. BENEFIT PLAN

The Company has a defined contribution profit sharing plan with a 401(k) provision. Contributions to the plan are discretionary, based upon the decision of the Company's Board of Directors. With regard to the 401(k) provision, the Company matches contributions of employees as specified in the plan documents.

7. COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, the Company enters into delayed delivery and underwriting commitments. As of March 31, 2004, the Company had contractual commitments of approximately $604,000.

In the ordinary course of business, the Company may be subject to various legal proceedings. In the opinion of management, after consultation with legal counsel representing the Company in such matters, the ultimate disposition of such proceedings will not have a material effect on the Company's financial position.

8. INCOME TAXES

The Company has a tax asset (before valuation allowance) of $1,202,000, primarily attributable to available alternative minimum tax ("AMT") credits, tax refund receivables, and miscellaneous temporary differences. Included in the tax asset is $408,000 of current tax refunds receivable. The Company has $619,000 of AMT credits that may be utilized to offset the excess of regular federal income tax over AMT in future years; these AMT credits have no expiration date. The Company additionally has $120,000 of federal net operating loss ("NOL") carryforward that will expire March 31, 2024. The Company increased its valuation allowance by $291,000 to $700,000 which equals the portion of the deferred tax asset attributable to the AMT credits carried forward, tax-effected value of the NOL carryforward, and non-realizable value of temporary differences to an AMT taxpayer. The net tax asset is included in other assets on the Statement of Financial Condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

May 21, 2004

To the Board of Directors and Stockholders of
Hutchinson, Shockey, Erley & Co.
Chicago, Illinois

In planning and performing our audit of the financial statements of Hutchinson, Shockey, Erley & Co. (the "Company") for the year ended March 31, 2004 (on which we issued our report dated May 21, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP